

February 20, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Manager Directed Portfolios
        Issuer CIK: 0001359057
        Issuer File Number: 333-133691 / 811-21897
        Form Type: 8-A12B
        Filing Date: February 20, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Twin Oak Active Opportunities ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications